UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Grayscale Bitcoin Trust (BTC)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

389637109
(CUSIP Number)

June 24, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	389637109

1	Names of Reporting Persons
BlockFi Lending LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
19,852,158
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
19,852,158

9	Aggregate Amount Beneficially Owned by Each Reporting Person
19,852,158
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
2.87%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No.	389637109

1	Names of Reporting Persons
BlockFi Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
19,852,158
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
19,852,158

9	Aggregate Amount Beneficially Owned by Each Reporting Person
19,852,158
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
2.87%
12	Type of Reporting Person (See Instructions)
CO

CUSIP No.	389637109

1	Names of Reporting Persons
Zachary Lee Prince
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
19,852,158
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
19,852,158

9	Aggregate Amount Beneficially Owned by Each Reporting Person
19,852,158
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
2.87%
12	Type of Reporting Person (See Instructions)
HC, IN

Item 1.

(a)	Name of Issuer:

Grayscale Bitcoin Trust (BTC) (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed by and on behalf of each of BlockFi Inc., BlockFi Lending LLC and Zachary Lee Prince.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is, c/o BlockFi Inc., 201 Montgomery Street, Suite 263, Jersey City, NJ 07302.

(c)	Citizenship:

The place of organization of each Reporting Person, other than Mr. Prince, is Delaware. Mr. Prince is a citizen of the United States of America.

(d)	Title and Class of Securities:

Common Stock (the “Shares”)

(e)	CUSIP No.:

389637109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)	Amount Beneficially Owned:

The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person is stated in Item 9 on the cover page hereto.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. In addition, each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the Shares constitute “equity securities” under Section 13(d) of the Act, and Rule 13d-1(i) thereunder.

(b)	Percent of Class: See Item 11 on the cover page hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2021	BlockFi Inc.

	By:	/s/ Zachary Lee Prince
	Name:	Zachary Lee Prince
	Title:	Chief Executive Officer

BlockFi Lending LLC

By:	/s/ Zachary Lee Prince
Name:	Zachary Lee Prince
Title:	Chief Executive Officer

Zachary Lee Prince

By:	/s/ Zachary Lee Prince
Name:	Zachary Lee Prince

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (previously filed with the Company’s Schedule 13G filed with the Securities and Exchange Commission on October 27, 2020).

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